Exhibit 99.1

MCE Finance Limited

Index To Unaudited Quarterly Report

For the Six Months Ended June 30, 2012

Page(s)
Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	2–4

Unaudited MCE Finance Limited — Restricted Subsidiaries Group Condensed Consolidated Financial Statements	5–7

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited	8–9

MCE Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,252,826	$1,014,033
Accounts receivable, net	311,101	306,500
Amounts due from affiliated companies	231,787	211,989
Inventories	15,545	15,258
Prepaid expenses and other current assets	28,758	15,070

Total current assets	1,840,017	1,562,850

PROPERTY AND EQUIPMENT, NET	2,411,958	2,481,571
GAMING SUBCONCESSION, NET	570,886	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	71,743	71,742
DEFERRED FINANCING COSTS	33,121	37,579
LAND USE RIGHTS, NET	401,246	408,630

TOTAL	$5,415,106	$5,248,012

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,631	$12,023
Accrued expenses and other current liabilities	559,828	527,164
Amount due to shareholder	17,389	16,649
Amounts due to affiliated companies	9,478	47,844

Total current liabilities	596,326	603,680

LONG-TERM DEBT	1,608,285	1,607,895
OTHER LONG-TERM LIABILITIES	5,250	4,986
DEFERRED TAX LIABILITIES	16,595	16,900
LAND USE RIGHT PAYABLE	—	8,281
ADVANCE FROM SHAREHOLDER	943,245	988,052

SHAREHOLDER’S EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Accumulated losses	(18,955)	(246,142)

Total shareholder’s equity	2,245,405	2,018,218

TOTAL	$5,415,106	$5,248,012

MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
OPERATING REVENUES
Casino	$905,962	$921,488	$1,896,834	$1,692,361
Rooms	28,264	25,670	58,054	49,832
Food and beverage	15,999	14,955	33,415	30,308
Entertainment, retail and others	23,142	23,809	53,850	47,269

Gross revenues	973,367	985,922	2,042,153	1,819,770
Less: promotional allowances	(32,344)	(23,883)	(64,213)	(45,219)

Net revenues	941,023	962,039	1,977,940	1,774,551

OPERATING COSTS AND EXPENSES
Casino	(658,384)	(662,594)	(1,361,314)	(1,273,763)
Rooms	(3,456)	(4,439)	(7,586)	(9,024)
Food and beverage	(6,597)	(7,536)	(14,749)	(16,543)
Entertainment, retail and others	(16,416)	(16,124)	(30,764)	(29,158)
General and administrative	(53,120)	(55,310)	(117,735)	(109,448)
Pre-opening costs	(1,620)	(682)	(2,147)	(1,285)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(4,913)	(4,882)	(9,826)	(9,763)
Depreciation and amortization	(65,115)	(63,909)	(131,446)	(127,231)
Property charges and others	(447)	—	(3,616)	(25)

Total operating costs and expenses	(824,378)	(829,786)	(1,707,802)	(1,604,859)

OPERATING INCOME	116,645	132,253	270,138	169,692

NON-OPERATING EXPENSES
Interest expenses, net	(20,027)	(25,113)	(40,164)	(51,651)
Other finance costs	(2,566)	(3,954)	(5,116)	(8,110)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive income	—	(4,310)	—	(4,310)
Change in fair value of interest rate swap agreements	—	—	363	—
Foreign exchange (loss) gain, net	(418)	(99)	1,660	293
Loss on extinguishment of debt	—	(25,193)	—	(25,193)

Total non-operating expenses	(23,011)	(58,669)	(43,257)	(88,971)

INCOME BEFORE INCOME TAX	93,634	73,584	226,881	80,721
INCOME TAX CREDIT	196	382	306	577

NET INCOME	$93,830	$73,966	$227,187	$81,298

MCE Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012(1)	2011(1)(2)	2012(1)	2011(1)(2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$100,386	$150,611	$345,604	$307,842

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to shareholder	—	(56,140)	(50,000)	(56,140)
Acquisition of property and equipment	(25,949)	(8,499)	(48,123)	(22,835)
Payment for land use right	—	—	(7,882)	(7,582)
Deposits for acquisition of property and equipment	(1,644)	(887)	(5,226)	(1,893)
Payment for entertainment production costs	(1,170)	—	(1,180)	—
Proceeds from sale of property and equipment	4	—	83	113
Changes in restricted cash	—	132,999	—	154,787

Net cash (used in) provided by investing activities	(28,759)	67,473	(112,328)	66,450

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(239)	(27,139)	(257)	(27,305)
Advance from (repayment to) shareholder	2,487	(7,543)	5,034	(5,940)
Amount due to shareholder	640	89	740	335
Principal payments on long-term debt	—	(81,458)	—	(117,076)

Net cash provided by (used in) financing activities	2,888	(116,051)	5,517	(149,986)

NET INCREASE IN CASH AND CASH EQUIVALENTS	74,515	102,033	238,793	224,306
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,178,311	533,040	1,014,033	410,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,252,826	$635,073	$1,252,826	$635,073

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(36,199)	$(41,819)	$(42,435)	$(53,536)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$929	$1,469	$12,420	$1,777
Land use right cost funded through accrued expenses and other current liabilities	$—	$—	$2,442	$—

(1)	The presentation of the condensed consolidated statements of cash flows has been amended pursuant to the requirements for interim reporting within the accounting principles generally accepted in the United States of America.

(2)	The condensed consolidated financial statements for 2011 reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars)

	June 30, 2012	December 31, 2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,252,826	$1,014,033
Accounts receivable, net	311,101	306,500
Amounts due from affiliated companies	231,787	211,989
Amounts due from unconsolidated subsidiaries	2	2
Inventories	15,545	15,258
Prepaid expenses and other current assets	28,758	15,070

Total current assets	1,840,019	1,562,852

PROPERTY AND EQUIPMENT, NET	2,411,958	2,481,571
GAMING SUBCONCESSION, NET	570,886	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	71,743	71,742
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	106,146	56,146
DEFERRED FINANCING COSTS	33,121	37,579
LAND USE RIGHTS, NET	401,246	408,630

TOTAL	$5,521,254	$5,304,160

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,631	$12,023
Accrued expenses and other current liabilities	559,828	527,164
Amount due to shareholder	17,383	16,643
Amounts due to affiliated companies	9,478	47,844

Total current liabilities	596,320	603,674

LONG-TERM DEBT	1,608,285	1,607,895
OTHER LONG-TERM LIABILITIES	5,250	4,986
DEFERRED TAX LIABILITIES	16,595	16,900
LAND USE RIGHT PAYABLE	—	8,281
ADVANCE FROM SHAREHOLDER	1,049,385	1,044,192

SHAREHOLDER’S EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Accumulated losses	(18,941)	(246,128)

Total shareholder’s equity	2,245,419	2,018,232

TOTAL	$5,521,254	$5,304,160

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
OPERATING REVENUES
Casino	$905,962	$921,488	$1,896,834	$1,692,361
Rooms	28,264	25,670	58,054	49,832
Food and beverage	15,999	14,955	33,415	30,308
Entertainment, retail and others	23,142	23,809	53,850	47,269

Gross revenues	973,367	985,922	2,042,153	1,819,770
Less: promotional allowances	(32,344)	(23,883)	(64,213)	(45,219)

Net revenues	941,023	962,039	1,977,940	1,774,551

OPERATING COSTS AND EXPENSES
Casino	(658,384)	(662,594)	(1,361,314)	(1,273,763)
Rooms	(3,456)	(4,439)	(7,586)	(9,024)
Food and beverage	(6,597)	(7,536)	(14,749)	(16,543)
Entertainment, retail and others	(16,416)	(16,124)	(30,764)	(29,158)
General and administrative	(53,121)	(55,310)	(117,736)	(109,448)
Pre-opening costs	(1,620)	(682)	(2,147)	(1,285)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(4,913)	(4,882)	(9,826)	(9,763)
Depreciation and amortization	(65,115)	(63,909)	(131,446)	(127,231)
Property charges and others	(447)	—	(3,616)	(25)

Total operating costs and expenses	(824,379)	(829,786)	(1,707,803)	(1,604,859)

OPERATING INCOME	116,644	132,253	270,137	169,692

NON-OPERATING EXPENSES
Interest expenses, net	(20,027)	(25,113)	(40,164)	(51,651)
Other finance costs	(2,566)	(3,954)	(5,116)	(8,110)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive income	—	(4,310)	—	(4,310)
Change in fair value of interest rate swap agreements	—	—	363	—
Foreign exchange (loss) gain, net	(418)	(99)	1,660	293
Loss on extinguishment of debt	—	(25,193)	—	(25,193)

Total non-operating expenses	(23,011)	(58,669)	(43,257)	(88,971)

INCOME BEFORE INCOME TAX	93,633	73,584	226,880	80,721
INCOME TAX CREDIT	196	382	306	577

NET INCOME	$93,829	$73,966	$227,186	$81,298

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012(1)	2011(1)(2)	2012(1)	2011(1)(2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$100,385	$150,613	$345,603	$307,844

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to unconsolidated subsidiary	—	(56,140)	(50,000)	(56,140)
Acquisition of property and equipment	(25,949)	(8,499)	(48,123)	(22,835)
Payment for land use right	—	—	(7,882)	(7,582)
Deposits for acquisition of property and equipment	(1,644)	(887)	(5,226)	(1,893)
Payment for entertainment production costs	(1,170)	—	(1,180)	—
Proceeds from sale of property and equipment	4	—	83	113
Changes in restricted cash	—	132,999	—	154,787

Net cash (used in) provided by investing activities	(28,759)	67,473	(112,328)	66,450

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(239)	(27,139)	(257)	(27,305)
Advance from (repayment to) shareholder	2,487	(7,543)	5,034	(5,940)
Amount due to shareholder	641	87	741	333
Principal payments on long-term debt	—	(81,458)	—	(117,076)

Net cash provided by (used in) financing activities	2,889	(116,053)	5,518	(149,988)

NET INCREASE IN CASH AND CASH EQUIVALENTS	74,515	102,033	238,793	224,306
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,178,311	533,040	1,014,033	410,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,252,826	$635,073	$1,252,826	$635,073

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(36,199)	$(41,819)	$(42,435)	$(53,536)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$929	$1,469	$12,420	$1,777
Land use right cost funded through accrued expenses and other current liabilities	$—	$—	$2,442	$—

(1)	The presentation of the condensed consolidated statements of cash flows has been amended pursuant to the requirements for interim reporting within the accounting principles generally accepted in the United States of America.

(2)	The condensed consolidated financial statements for 2011 reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current period presentation.

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited

For the Six Months Ended June 30, 2012

(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for
	MCE Finance		Melco Crown
	Limited —	Melco Crown	(Macau			Consolidated
	Restricted	(Macau	Peninsula)			Total for
	Subsidiaries	Peninsula)	Developments			MCE Finance
	Group	Hotel Limited	Limited	Elimination		Limited
Condensed Consolidated Balance Sheets (Unaudited)
As of June 30, 2012

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,252,826	$	$	$		$1,252,826
Accounts receivable, net	311,101					311,101
Amounts due from affiliated companies	231,787					231,787
Amounts due from (to) group companies	—	(1)	(1)		2	—
Amounts due from unconsolidated subsidiaries	2				(2)	—
Inventories	15,545					15,545
Prepaid expenses and other current assets	28,758					28,758

Total current assets	1,840,019	(1)	(1)		—	1,840,017

PROPERTY AND EQUIPMENT, NET	2,411,958					2,411,958
GAMING SUBCONCESSION, NET	570,886					570,886
INTANGIBLE ASSETS, NET	4,220					4,220
GOODWILL	81,915					81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	71,743					71,743
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	106,146				(106,146)	—
DEFERRED FINANCING COSTS	33,121					33,121
LAND USE RIGHTS, NET	401,246					401,246

TOTAL	$5,521,254	$(1)	$(1)		$(106,146)	$5,415,106

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,631	$	$	$		$9,631
Accrued expenses and other current liabilities	559,828					559,828
Amount due to shareholder	17,383	3	3			17,389
Amounts due to affiliated companies	9,478					9,478

Total current liabilities	596,320	3	3		—	596,326

LONG-TERM DEBT	1,608,285					1,608,285
OTHER LONG-TERM LIABILITIES	5,250					5,250
ADVANCE FROM (TO) GROUP COMPANIES	—		106,140		(106,140)	—
DEFERRED TAX LIABILITIES	16,595					16,595
ADVANCE FROM SHAREHOLDER	1,049,385		(106,140)			943,245

SHAREHOLDER’S EQUITY
Ordinary shares	—	3	3		(6)	—
Additional paid-in capital	2,261,725					2,261,725
Accumulated other comprehensive income	2,635					2,635
Accumulated losses	(18,941)	(7)	(7)			(18,955)

Total shareholder’s equity	2,245,419	(4)	(4)		(6)	2,245,405

TOTAL	$5,521,254	$(1)	$(1)		$(106,146)	$5,415,106

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited

For the Six Months Ended June 30, 2012

(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for		Melco	Melco
	MCE Finance		Crown	Crown			Consolidated
	Limited —		(Macau	(Macau			Total for
	Restricted	MPEL	Peninsula)	Peninsula)			MCE
	Subsidiaries	(Delaware)	Hotel	Developments			Finance
	Group	LLC	Limited	Limited	Elimination		Limited
Condensed Consolidated Statements of Operations (Unaudited) For the Six Months Ended June 30, 2012

OPERATING REVENUES
Casino	$1,896,834	$	$	$	$		$1,896,834
Rooms	58,054						58,054
Food and beverage	33,415						33,415
Entertainment, retail and others	53,850						53,850

Gross revenues	2,042,153	—	—	—		—	2,042,153
Less: promotional allowances	(64,213)						(64,213)

Net revenues	1,977,940	—	—	—		—	1,977,940

OPERATING COSTS AND EXPENSES
Casino	(1,361,314)						(1,361,314)
Rooms	(7,586)						(7,586)
Food and beverage	(14,749)						(14,749)
Entertainment, retail and others	(30,764)						(30,764)
General and administrative	(117,736)	1					(117,735)
Pre-opening costs	(2,147)						(2,147)
Amortization of gaming subconcession	(28,619)						(28,619)
Amortization of land use rights	(9,826)						(9,826)
Depreciation and amortization	(131,446)						(131,446)
Property charges and others	(3,616)						(3,616)

Total operating costs and expenses	(1,707,803)	1	—	—		—	(1,707,802)

OPERATING INCOME	270,137	1	—	—		—	270,138

NON-OPERATING EXPENSES
Interest expenses, net	(40,164)						(40,164)
Other finance costs	(5,116)						(5,116)
Change in fair value of interest rate swap agreements	363						363
Foreign exchange gain, net	1,660						1,660

Total non-operating expenses	(43,257)	—	—	—		—	(43,257)

INCOME BEFORE INCOME TAX	226,880	1	—	—		—	226,881
INCOME TAX CREDIT	306						306

NET INCOME	$227,186	$1	$—	$—		$—	$227,187